Item 77.H - Change in Control of Registrant


Credit Suisse Commodity Return Strategy Fund

Obtaining control of Credit Suisse Commodity Return Strategy Fund:

As of October 31, 2005, GE Financial Trust Company
("Shareholder") owned 3,910,095.292 shares of the Fund, which represented 27.87% of the outstanding shares of the Fund. The Shareholder established a position by purchasing 306,654.031 shares on January 21, 2005 (the "Transaction"), which represented 60.13% of the outstanding shares of the Fund. It appears that the Transaction resulted in Shareholder beneficially owning more than 25% of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund. The Fund does not believe this entity is the beneficial owner of the shares held of record by this entity.